Diamond Offshore Drilling, Inc.

15415 Katy Freeway, Suite 100

Houston, Texas 77094

August 27, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Liz Packebusch, Staff Attorney

         Ms. Laura Nicholson, Special Counsel

Re:	Diamond Offshore Drilling, Inc.

Registration Statement on Form S-1

Filed June 22, 2021

File No. 333-257281

Dear Ms. Packebusch and Ms. Nicholson:

Diamond Offshore Drilling, Inc., a Delaware corporation (the “Company”), is submitting this letter in response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission, dated July 8, 2021 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed June 22, 2021. In connection with the response to the Comment Letter, the Company is concurrently filing Amendment No. 1 to the Registration Statement on Form S-1 which includes changes that reflect responses to the Staff’s comment.

Below is the Company’s response. For the convenience of the Staff, we have repeated the Staff’s comment before the corresponding response.

General

We note your disclosure that selling stockholders will determine at what price they may sell the shares offered by this prospectus, and such sales may be made at fixed prices, prevailing market prices at the time of the sale, varying prices determined at the time of sale, or negotiated prices. We further note your disclosure that there is currently no established public trading market for the shares, and that you do not currently intend to apply for a listing of the common stock on a national securities exchange. Accordingly, please revise your prospectus cover page, and elsewhere as appropriate, to disclose an initial fixed price or bona fide price range at which the shares of your common stock will be sold until such shares are listed on a national securities exchange or quoted on a trading market such as the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Refer to Item 501(b)(3) of Regulation S-K.

Response:

We acknowledge the Staff’s request that we revise the prospectus cover page, and elsewhere as appropriate, to disclose an initial fixed price or bona fide price range at which the shares of the Company’s common stock (“Common Stock”) will be sold until such shares are listed on a national securities exchange or quoted on a trading market such as the OTC Bulletin Board, OTCQX or OTCQB. Because the shares of Common Stock may be sold by the various selling stockholders at various times in various privately negotiated transactions, however, the Company respectfully advises the Staff that it is impracticable under these circumstances for the Company to state in the Registration Statement a specific fixed price or bona fide price range at which the shares of Common Stock will be sold. The Company respectfully advises the Staff that Instruction 2 to Item 501(b)(3) of Regulation S-K provides that “if it is impracticable to state the price to the public” the issuer must “explain the method by which the price is to be determined.”

The outside cover page to the prospectus contained in the Registration Statement, as originally filed, contains the following disclosure: “The selling stockholders will determine at what price they may sell the Shares offered by this prospectus, and such sales may be made at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. See the section entitled ‘Plan of Distribution.’”

The section of the prospectus contained in the Registration Statement entitled “Plan of Distribution,” as originally filed, explains that the shares covered by the prospectus “may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices.”

Notwithstanding the foregoing, the Company respectfully advises the Staff that it has updated the disclosure on the cover page of the prospectus contained in the Registration Statement to more prominently disclose that (i) the price at which the Common Stock may be sold is uncertain, and that unless a public trading market for the shares develops, such sales may be made at privately negotiated prices, and (ii) the price at which the Common Stock may be sold will be determined as described in the sections entitled “Determination of Offering Price” and “Plan of Distribution.” In accordance with Instruction 2 to Item 501(b)(3) of Regulation S-K, the Company has also included a cross-reference to the location of such disclosure in the prospectus.

In addition, the Company has revised the sections entitled “Determination of Offering Price” and “Plan of Distribution” to emphasize that there is currently no public trading market for the shares of Common Stock and the Company does not currently intend to apply for a listing of the shares on any national securities exchange, quotation system or other recognized trading system. Consequently, there can be no assurance that an active trading market for the shares will develop, and accordingly, the Company has further revised such sections to clarify that the selling stockholders will determine at what price they may sell the shares of Common Stock offered by the prospectus and unless a public trading market for such shares develops, the prices at which the shares may be sold will be determined in privately negotiated transactions.

If you have any questions or comments concerning this matter, please contact the Company’s counsel, Shelton M. Vaughan, of Duane Morris LLP, at (713) 402-3906.

Very truly yours,

/s/ David L. Roland

David L. Roland
Senior Vice President, General Counsel and Secretary

cc:	Shelton M. Vaughan, Esq., Duane Morris LLP

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